Emgold Mining Corporation

(An Exploration Stage Company)

 Consolidated  Financial Statements
(expressed in United States Dollars)
December 31, 2011 and 2010

Independent Auditors' Report

To the Shareholders of
Emgold Mining Corporation

Report on the Consolidated Financial Statements
We have audited the accompanying financial statements of Emgold Mining Corporation, which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated statements of  loss and comprehensive loss, changes in shareholders' equity and cash flows for the years ended  December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated  financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

F -1

An independent firm associated with Moore Stephens International Limited | MSCM.CA

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Emgold Mining Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010, and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board..

Emphasis of matter
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has yet to generate revenues.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management's plans in regard to these factors are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Signed: "MSCM LLP"

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
April 19, 2012

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Emgold Mining Corporation (An Exploration Stage Company)

Consolidated  Statements of Financial Position
(expressed in United States Dollars)

	December 31,	December 31,	January 1,
	2011	2010	2010

Assets
Current assets
Cash and cash equivalents	$965,102	$917,495	$3,955
Accounts receivable	79,225	13,236	6,852
Due from related party (note 11)	28,531	124,605	-
Prepaid expenses and deposits	42,966	17,929	21,388

	1,115,824	1,073,265	32,195
Other assets	11,932	13,943	7,660
Marketable securities (note 4)	17,071	-	-
Property and equipment (note 5)	18,176	32,655	28,807
Mineral property interests (note 6)	1,035,163	1,087,420	1,067,707
	$2,198,166	$2,207,283	$1,136,369

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$303,019	$290,114	$1,149,405
Due to related party (note 11)	160,965	247,813	757,022
Finance lease obligation (note 7)	-	7,585	5,976

	463,984	545,512	1,912,403
Finance lease obligation (note 7)	-	4,737	13,306
Convertible preference shares (note 8)	-	-	754,940
Warrant liability (note 9(c))	1,079,253	111,458	-
	1,543,237	661,707	2,680,649

Equity (deficiency)
Share capital (note 9(a))	42,817,739	41,490,268	38,891,718
Warrants (note 9(c))	1,219,617	1,271,008	112,355
Contributed surplus (note 9(b))	6,800,722	6,629,389	6,223,649
Deficit	(50,183,149)	(47,845,089)	(46,772,002)
	654,929	1,545,576	(1,544,280)
	$2,198,166	$2,207,283	$1,136,369

Nature of Operations and Going Concern (note 1)
Subsequent Events (note 17)

The accompanying notes are an integral part of the  consolidated  financial statements.
Approved by the Board

Signed:	"David Watkinson"	Signed:	"Ken Yurichuk"

Director		Director

F -3

Emgold Mining Corporation (An Exploration Stage Company)

 Consolidated  Statements of Loss and Comprehensive Loss
 for the years ended December 31,
(expressed in United States Dollars)
	December 31,	December 31,
	2011	2010

Expenses
Exploration and evaluation costs (note 16)	$1,307,140	$670,491
Salaries and benefits	213,358	178,913
Legal, accounting and audit	175,381	99,012
Office and administration	90,011	168,903
Shareholder communications	62,202	82,272
Unrealized loss on marketable securities (note 4)	49,005	-
Stock-based compensation (note 9(b))	45,812	300,647
Management and consulting fees	42,634	68,763
Depreciation	14,478	14,214
Travel	-	1,179
Finance expense	-	32,413
Gain on settlement of debt	-	(77,197)
Gain on settlement of preference shares (note 8)	-	(189,669)
Interest income	-	(261)
Recovery of bad debt expense	-	(305,432)
Gain on sale of property and equipment	(1,000)	(48,788)
Foreign exchange (gain) loss	(40,297)	57,480
Unrealized loss on warrant liability (note 9(c))	379,336	20,147
	2,338,060	1,073,087
Loss before provision for income taxes	(2,338,060)	(1,073,087)
Provision for income taxes	-	-
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Net loss per share - basic and diluted	$(0.06)	$(0.05)
Weighted average number of common shares outstanding	40,189,279	23,453,214

The accompanying notes are an integral part of the  consolidated  financial statements.

F -4

Emgold Mining Corporation (An Exploration Stage Company)

 Consolidated  Statements of Changes in Shareholders' Equity
(expressed in United States Dollars)

	Share Capital					Total
	without par value					Shareholder
	(note 9)			Contributed		Equity
	Shares	Amount	Warrants	Surplus	Deficit	(Deficiency)

Balance, January 1, 2010	16,894,310	$38,891,718	$112,355	$6,223,649	$(46,772,002)	$(1,544,280)
Shares issued for property acquisition	68,856	18,306	-	-	-	18,306
Shares issued on settlement of debt	608,135	73,886	-	-	-	73,886
Shares and warrants issued for settlement of dividends on preference shares	3,208,418	517,151	479,587	-	-	996,738
Private placements, less share issuance costs	17,772,725	1,989,207	679,066	-	-	2,668,273
Stock-based compensation	-	-	-	405,740	-	405,740
Net loss and comprehensive loss for the year	-	-	-	-	(1,073,087)	(1,073,087)
Balance, December 31, 2010	38,552,444	$41,490,268	$1,271,008	$6,629,389	$(47,845,089)	$1,545,576
Shares issued for property acquisitions	106,290	13,341	-	-	-	13,341
Private placements, less share issue costs	20,055,770	1,314,130	60,964	-	-	1,375,094
Warrants expired, unexercised	-	-	(112,355)	112,355	-	-
Stock-based compensation	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the year	-	-	-	-	(2,338,060)	(2,338,060)
Balance, December 31, 2011	58,714,504	$42,817,739	$1,219,617	$6,800,722	$(50,183,149)	$654,929

The accompanying notes are an integral part of the consolidated financial statements.

F -5

Emgold Mining Corporation (An Exploration Stage Company)

 Consolidated Statements of Cash Flows
 for the years ended December 31,
(expressed in United States Dollars)
	December 31,	December 31,
	2011	2010

Cash flow from operating activities
Net loss and comprehensive loss for the year	$(2,338,060)	$(1,073,087)
Items not affecting cash
Depreciation	14,478	14,214
Gain on sale of property and equipment	(1,000)	(48,788)
Decrease in provision for doubtful accounts	-	(305,432)
Effect of currency translation	(10,791)	10,241
Gain on settlement of debt	-	(77,197)
Stock-based compensation	58,978	405,740
Unrealized loss on marketable securities	49,005	-
Unrealized loss on warrant liability	379,336	20,147
Gain on settlement of of convertible preference shares	-	(189,669)
Changes in non-cash operating working capital
Accounts receivable	(65,989)	(6,384)
Due to/from related parties	9,226	(328,382)
Prepaid expenses and deposits	(25,037)	3,459
Accounts payable and accrued liabilities	12,905	(292,449)
	(1,916,949)	(1,867,587)
Cash flow from investing activities
Proceeds from sale of equipment	1,000	48,789
Finance lease payments	-	(6,960)
Mineral property acquisition	-	(18,099)
Equipment additions	-	(19,803)
	1,000	3,927
Cash flow from financing activities
Share subscriptions, net of issuance costs	1,963,556	2,777,200
Increase in cash	47,607	913,540
Cash and cash equivalents, beginning of year	917,495	3,955
Cash and cash equivalents, end of year	$965,102	$917,495

The accompanying notes are an integral part of the  consolidated  financial statements.

F -6

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

1. Nature of Operations and Going Concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1400-570 Granville Street, Vancouver, British Columbia, V6C 3P1.  The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

The  consolidated  financial statements were approved by the Board of Directors on April 19, 2012.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has yet to generate revenue from mining operations or pay dividends and is unlikely to do so in the immediate or foreseeable future. Historically the Company has funded its operations through the issuance of common shares. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations.   Management plans to raise additional funds through equity financings in order to fund future operations. As at December 31, 2011, the Company has accumulated losses of $50,183,149.

These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.       Summary of Significant Accounting Policies

(a)       Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP.  The accounting policies set out below have been applied consistently to all periods presented.  They also have been applied in the preparation of an opening IFRS statement of financial position as at January 1, 2010, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1").   The impact of the transition from Canadian GAAP to IFRS is explained in note 15.

F -7

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(b)       Basis of presentation

These  consolidated  financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss and available-for-sale which are measured at fair value.

These  consolidated  financial statements  include the accounts of the Company and its wholly-owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.

(c)       Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of loss and comprehensive loss.  The Company had $Nil cash equivalents as at December 31, 2011 and 2010.

(d)	Financial instruments

Financial assets
Financial assets are classified as either financial assets at fair value through profit or loss (“FVTPL”), loans and receivables, held-to-maturity investments (“HTM”), or available-for-sale financial assets (“AFS”), as appropriate at initial recognition and, except in very limited circumstances, the classification is not changed subsequent to initial recognition. The classification is determined at initial recognition and depends on the nature and purpose of the financial asset.  A financial asset is derecognized when its contractual rights to the asset’s cash flows expire or if substantially all the risks and rewards of the asset are transferred.

Financial assets at FVTPL

A financial asset is classified as FVTPL when the financial asset is held-for-trading or it is designated upon initial recognition as an FVTPL.  A financial asset is classified as held-for- trading if (1) it has been acquired principally for the purpose of selling or repurchasing in the near term; (2) it is part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit taking; or (3) it is a derivative that is not designated and effective as a hedging instrument.  Financial assets at FVTPL are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss.  Transaction costs are expensed as incurred.  The Company has classified cash and cash equivalents and marketable securities as FVTPL.

F -8

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(d)	Financial instruments - continued

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables.  Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to their acquisition or issue, and are subsequently carried at amortized cost less losses for impairment.  The impairment loss of receivables is based on a review of all outstanding amounts at period end.  Bad debts are written off during the period in which they are identified.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the consolidated statements of loss and comprehensive loss when the loans and receivables are derecognized or impaired, as well as through the depreciation process.  The Company has classified accounts receivable and due from related party as loans and receivables.

AFS financial assets

Non-derivative financial assets not included in the above categories are classified as AFS financial assets.  They are carried at fair value with changes in fair value generally recognized in other comprehensive loss and accumulated in the AFS reserve.  Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.  Purchases and sales of AFS financial assets are recognized on settlement date with any change in fair value between trade date and settlement date being recognized in the AFS reserve.  On sale, the cumulative gain or loss recognized in other comprehensive income is reclassified from accumulated other comprehensive income.  The Company has not designated any of its financial assets as AFS.

Impairment of financial assets

The Company assesses at each reporting date whether a financial asset or a group of financial assets is impaired.  A financial asset or group of financial assets is deemed to be impaired, if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective rate.

F -9

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(d)	Financial instrument - continued

Impairment of financial assets - continued

The carrying amount of all financial assets, excluding accounts receivable, is directly reduced by the impairment loss.  The carrying amount of trade receivables is reduced through the use of an allowance account.  Associated allowances are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to the Company. Subsequent recoveries of amounts previously written off are credited against the allowance account.  Changes in the carrying amount of the allowance account are recognized in the statement of loss and comprehensive loss. A provision for impairment is made in relation to accounts receivable, and an impairment loss is recognized in the consolidated statement of loss and comprehensive loss when there is objective evidence that the Company will not be able to collect all of the amounts due under the original terms.  With the exception of AFS equity instruments, if in a subsequent period the amount of impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the consolidated statement of loss and comprehensive loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had the impairment not been recognized.

Effective interest method

The effective interest method calculates the amortized cost of a financial instrument asset or liability and allocates interest income over the corresponding period.  The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or liability, or where appropriate, a shorter period.  Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as FVTPL.

Financial liabilities

Financial liabilities are classified as financial liabilities as FVTPL, or other financial liabilities, as appropriate upon initial recognition. A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequent to the initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.  The Company’s other financial liabilities include accounts payables and accrued liabilities and due to related party.

Financial liabilities are classified as FVTPL if they are acquired for the purpose of selling in the near term.  This category includes derivative financial instruments (including separated embedded derivatives) unless they are designated as effective hedging instruments.  Gains or losses on liabilities classified as FVTPL are recognized in the consolidated statement of loss and comprehensive loss.  The Company’s financial liabilities classified as FVTPL include the warrant liability.

F -10

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(d)	Financial instrument - continued

Financial instruments carried at fair value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1	-	valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2	-
valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3	-	valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of December 31, 2011 the fair values of cash and cash equivalents and the marketable securities consisting of common shares (valued using quoted prices (unadjusted) from an active market) have been measured using level 1 inputs. Marketable securities consisting of common share purchase warrants and the warrant liability, both instruments having their fair value determined using the Black-Scholes model, have been measured using level 3 inputs.

(e)      Property and equipment

Equipment is recorded at cost and depreciation begins when the asset is put into service.  depreciation is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(f)       Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized on a units-of-production basis following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements. Administrative, property investigation, and exploration and evaluation expenditures are expensed in the period incurred.

F -11

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(g)       Exploration and evaluation costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

(h)       Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss.  Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss.  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. In addition, long-lived assets that are not amortized are subject to an annual impairment assessment.

(i)       Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to the statement of loss.

(j)       Translation of foreign currencies

These  consolidated  financial statements are presented in United States dollars (“$”), which is the Company’s functional and presentation currency.  References to Cdn$ represent Canadian dollars.  The functional currency for the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates which is United States dollars.  Transactions entered into by the Company’s subsidiary in a currency other than the currency of the primary economic environment in which it operates (its "functional currency") are recorded at the rates ruling when the transactions occur except depreciation and depreciation which are translated at the rates of exchange applicable to the related assets, with any gains or losses recognized in the consolidated statements of loss and comprehensive loss.  Foreign currency monetary assets and liabilities are translated at current rates of exchange with the resulting gain or losses recognized in the consolidated statements of comprehensive loss.  Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in consolidated statement of loss and comprehensive loss.  Non-monetary assets and liabilities are translated using the historical exchange rates.  Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

F -12

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(k)       Flow-through common shares

Flow-through shares are a unique Canadian tax incentive.  They are the subject of specific guidance under US GAAP, but there is no equivalent IFRS guidance.  Therefore, the Company has adopted a policy whereby flow-through proceeds are allocated between the offering of the common shares and the sale of tax benefits when the common shares are offered.  The allocation is made based on the difference between the quoted price of the common shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors and is then derecognized in the period of renunciation.  The recognition of a deferred income tax liability upon renunciation of the flow-through expenditures is recorded as income tax expense in the period of renunciation.

(l)       Income taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.  In this case, the tax is also recognized in other comprehensive income or directly in equity.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.  The tax rates and tax laws used to compute current income tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.  Deferred tax assets are only recognized to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilized.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

F -13

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(m)     Provisions and contingencies

Provisions are recognized when a legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation.  Where the effect is material, the provision is discounted using an appropriate current market-based pre-tax discount rate.  The increase in the provision due to passage of time is recognized as interest expense.

When a contingency substantiated by confirming events can be reliably measured and is probable to result in an economic outflow, a liability is recognized as the best estimate required to settle the obligation.  A contingent liability is disclosed where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will probably not result in an economic outflow.  Contingent assets are only disclosed when the inflow of economic benefits is probable.  When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(n)      Loss per common share

Basic loss per share is computed by dividing the net loss applicable by the weighted average number of common shares outstanding during the reporting period.  Diluted loss per share is computed by dividing the net loss by the sum of the weighted average number of common shares issued and outstanding during the reporting period and all additional common shares for the assumed exercise of options and warrants outstanding for the reporting period, if dilutive. The treasury stock method is used for the assumed proceeds upon the exercise of options and warrants that are used to purchase common shares at the average market price during the reporting period.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

(o)       Share-based payments

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of shares that will eventually vest.  The number of forfeitures likely to occur is estimated on grant date and adjusted to actual. Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital.  Shares are issued from treasury upon the exercise of equity-settled share-based instruments.

F -14

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

2. Summary of Significant Accounting Policies - continued

(o)     Share-based payments - continued

Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

(p)      Significant accounting judgments and estimates

The preparation of these  consolidated  financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated   financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(q)       Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

(i)	the recoverability of costs incurred to purchase mineral property interests;

(ii)	the inputs used in accounting for share based payment transactions and in valuation of warrants included in marketable securities and warrant liability; and

(iii)	management assumption of no material provisions or obligations, based on the facts and circumstances that existed during the period.

F -15

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

3. Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”).  IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement.  IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.  IFRS 12 is effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRS that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances.  IFRS 13 is to be applied for annual periods beginning on or after January 1, 2015.  Earlier application is permitted.  The Company is currently evaluating the impact of this standard on its consolidated financial statements.

F -16

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars

3. Accounting Standards Issued But Not Yet Effective - continued

IFRS 7 Financial Instruments: disclosures (“IFRS 7”).  The Accounting Standards Board ["AcSB"] approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook.  These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011.  Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position.  The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements

4. Marketable Securities

Pursuant to the terms of the Lease and Option to Purchase Agreement (note 6), on January  31, 2011, Valterra issued to the Company 50,000 units consisting of one common share and one share purchase  warrant.  Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a five year period.  On the date of issue the common shares were valued at $3,268 and the warrants were valued at $1,637 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

Pursuant to an amendment of the Lease and Option to Purchase Agreement (note 6), on February 11, 2011, Valterra issued to the Company 600,000 units consisting of one common share and one share purchase warrant.   Each warrant entitles the holder to purchase one common share of Valterra at $0.10 for a two year period.  On the date of issue the common shares were valued at $42,870 and the warrants were valued at $18,301 using the Black-Scholes option pricing model with the following assumptions: 2 year term, 99% volatility, risk free interest rate of 1.64% and a dividend rate of Nil.

As at December 31, 2011, the common shares and warrants of Valterra were revalued at fair market value of $17,071 resulting in an unrealized loss on marketable securities of $49,005.  The fair value of the warrants ($3,304) was determined using the Black-Scholes option pricing model with the following weighted average assumptions: 1.46 year term, 135% volatility, risk free interest rate of 1.01% and a dividend rate of Nil.

F -17

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

5. Property and Equipment

December 31, 2011
	Accumulated
	Net Book
	Cost		Depreciation
	Value
Plant and field equipment	$15,656	$15,656	$-
Office furniture and equipment	46,164	39,485	6,679
Computer hardware and software	71,945	60,448	11,497
Vehicle - held under capital lease	38,833	38,833	-

	$172,598	$154,422	$18,176

December 31, 2010
	Accumulated
	Net Book
	Cost		Depreciation
	Value
Plant and field equipment	$39,306	$39,253	$53
Office furniture and equipment	63,668	53,722	9,946
Computer hardware and software	80,002	63,171	16,831
Vehicle - held under capital lease	38,833	33,008	5,825

	$221,809	$189,154	$32,655

6.       Mineral Property Interests
	December 31,	December 31,
	2011	2010
Mineral property acquisition costs
Idaho-Maryland Property, California	$747,219	$747,219
Buckskin Rawhide Property, Nevada	39,052	25,233
Stewart Property, British Columbia	199,667	199,667
Rozan Gold Property, British Columbia	49,225	115,301

	$1,035,163	$1,087,420

F -18

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

6. Mineral Property Interests - continued

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  In conjunction with the extension, the lessors agreed to defer payments for 2010 totaling $120,000.  Under the terms of the deferral, this amount will now be added to the purchase price of the I-M  Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to interest calculated at 5.25% compounded annually.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at February 1, 2013, would be $6,154,717, and is being increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

F -19

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

6. Mineral Property Interests - continued

Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43 101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000.  Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.  The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended December 31, 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and 5-year warrants to be made by Valterra to the Company during the lease as follows:

			5 Year
Period	CDN$	Shares	Warrants

Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000

Total	$200,000	350,000	350,000

The price of the warrants will be equal to the price of the common shares at the time of issuance.

On January 31, 2011 the Company received the Year 1 share payment of 50,000 common shares and a warrant certificate representing 50,000 warrants of Valterra Resource Corporation.

F -20

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

6. Mineral Property Interests - continued

Rozan Gold Property, British Columbia - continued

On February 8, 2011 the Company signed an amendment agreement to the Agreement whereby the Company agreed to accept securities of Valterra in satisfaction of the $30,000 cash payment due on the effective date of the agreement.  Subsequent to this agreement, the Company received 600,000 Units of Valterra at a deemed price of $0.05 per Unit, each Unit comprising one common share of Valterra and one warrant, each such warrant exercisable to acquire one additional share at an exercise price of $0.10 per Share for a period of 24 months from the date of issue.

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.   Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

In January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.   The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

F -21

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

7. Finance Lease Obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  In December, 2011 the Company exercised the buy-out by paying $5,474.

8. Convertible Preference Shares

The 394,843 Class A Convertible Preference Shares were issued in fiscal 2003 in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.  In conjunction with the share consolidation discussed in note 9(a), the Company also amended the conversion ratio of the Class A Convertible Preference Shares.  The Class A Convertible Preference Shares were voting, with no fixed term and ranked in priority to the Company’s common shares and were entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares were redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but were redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.  The Class A Convertible Preference Shares were convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also had attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company had on hand at the time, gold having an aggregate value of not less than the redemption amount.  This was at the Company’s option.

F -22

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

8. Convertible Preference Shares - continued

During the year ended December 31, 2010, the holders of the Convertible Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company.  Each unit comprised one common share and one purchase warrant.  Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015.  The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totaled $589,725.  The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions:  a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56.  The total gain arising was $189,669 which has been recorded in the statements of loss and comprehensive loss for the year ended December 31, 2010.

9 Share Capital

Authorized
Unlimited	Number of common shares without par value

Unlimited	Number of preference shares without par value

(a)       Common shares, issued and fully paid

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share, after adjusting for rounding, or 16,894,310 post-consolidation common shares.  In addition, the issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 394,843 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

F -23

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(a)       Common shares, issued and fully paid - continued

Financing

December 31, 2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of Cdn$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of Cdn$0.15. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $392,614.

Finder’s fees of Cdn$53,600 and 536,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the finder's warrants was $40,845.

In December, 2011 the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of Cdn$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 24 months, one additional share.  The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 102% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $78,847.

Finder’s fees of Cdn$3,200 and 32,000 finder’s warrants were awarded in relation to the second tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the finder's warrants warrants was $1,605.

F -24

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(a)       Common shares, issued and fully paid - continued

Financing - continued

December 31, 2011 - continued

In December, 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750.  A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit.  Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share.  The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $117,359.   A $NIL flow-through premium related to this private placement.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing.  269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years.  The total value ascribed to the finder's warrants was $18,514.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

December 31, 2010

In April, 2010 the Company completed a non-brokered private placement raising gross proceeds of $750,000.  A total of 3,000,000 units were issued at a price of $0.25 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35.  The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.  Finder's fees of $76,797 and 192,000 finder’s warrants were awarded in relation to the first tranche of the financing.  The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for an exercise price of $0.25.  The finder's warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $198,869.

F -25

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(a)       Common shares, issued and fully paid - continued

Financing - continued

December 31, 2010 - continued

On September 24, 2010, the Company completed a first tranche of a private placement, which comprised 5,203,856 units at a price of $0.14, comprising one common share and one warrant, exercisable for $0.35 for a period of 24 months.  Finder's fees of $15,680 and 112,000 finder’s warrants were awarded in relation to the first tranche of the financing.  The finder’s warrants have the same terms as the warrants included in the units sold to purchasers.  The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement, of 7,296,142 units.  Finder's fees of $75,673 and 540,491 finder's warrants were paid in relation to the second tranche of the financing.  Each finder's warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35.  In total, 12,499,998 units were issued at the price of $0.14 per unit to raise gross proceeds of approximately $1,750,000.  The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder's warrants were subject to a minimum hold period of four months.  The finder’s warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years.  The total value ascribed to the finder’s warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$0.22 per unit for gross proceeds of Cdn$500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totaling 1,136,363 warrants.  Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share.  The proceeds will be used for exploration projects in British Columbia.  Finder's fees of Cdn$35,000 and 159,090 finder's warrants were awarded in relation to the financing.  Each finder's warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US$0.30.  The Finder's Warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.38%, volatility factors of 99% and an expected life of 2 years.  The total value ascribed to the finder's warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing.  In addition, the Company has issued 159,090 warrants to the finder, which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012.

F -26

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(b)       Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

		Weighted Average
	Number of	Exercise
	Options	Price (Cdn$)

Outstanding, December 31, 2009	1,288,250	$3.85
Granted	2,078,998	$0.25
Cancelled and forfeited	(243,250)	$5.55
Expired	(10,000)	$3.60

Balance, December 31, 2010	3,113,998	$1.37
Expired	(65,500)	$0.175
Cancelled and forfeited	(175,833)	$0.210

Balance, December 31, 2011	2,872,665	$0.23

The following table summarizes information about the stock options outstanding at December 31, 2011:
	Number Outstanding	Weighted Average
Exercise	and Exercisable	Remaining
Price (Cdn$)	December 31, 2011	Contractual Life

$0.175	600,000	0.95 years
$0.175	97,500	1.36 years
$0.175	143,500	1.89 years
$0.175	65,000	2.53 years
$0.25	466,665	3.21 years
$0.25	1,500,000	3.94 years

	2,872,665	2.94 years

For the year ended December 31, 2011, a total of 405,700 incentive stock options granted to directors, officers, employees and consultants of the the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to $0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

F -27

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(b)       Stock options - continued

For the year ended December 31, 2011, the Company incurred stock-based compensation expense, related to the re-pricing noted above, of $58,979 (December 31, 2010 - $405,739) of which $13,166 (December 31, 2010 - $105,092) is classified within exploration and evaluation costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	December 31,	December 31
	2011	2010

Risk-free interest rate	1.68%	2.2%
	2.18 years	3.8 years
Expected volatility	101%	112.3%
Weighted average fair value per
option granted	$0.19	$0.18

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

F -28

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

       (c)       Warrants

As at December 31, 2011, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price		Expiry Date

1,600,000		$0.35	April 6, 2012
80,000		$0.25	April 6, 2012
1,400,000		$0.35	April 23, 2012
112,000		$0.25	April 23, 2012
5,315,856		$0.35	September 30, 2012
2,813,575		$0.35	September 9, 2015
7,836,633		$0.35	October 4, 2012
1,136,363	Cdn$	0.30	December 21, 2012
159,090	Cdn$	0.22	December 21, 2012
11,620,000	Cdn$	0.15	November 21, 2013
536,000	Cdn$	0.15	November 21, 2013
2,530,000	Cdn$	0.15	December 21, 2013
32,000	Cdn$	0.15	December 21, 2013
2,235,577	Cdn$	0.25	June 22, 2013
269,230	Cdn$	0.15	June 23, 2013
717,308	Cdn$	0.20	June 28, 2013
114,769	Cdn$	0.20	June 28, 2013

38,508,401

F -29

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

9. Share Capital - continued

(c)       Warrants - continued

The following table summarizes warrant transactions for the years ended December 31, 2011 and 2010:

		Weighted Average
	Shares	Exercise Price

Balance, December 31, 2009	861,500	$1.12
Issued	20,453,517	$0.35

Balance, December 31, 2010	21,315,017	$0.35
Issued	18,054,884	$0.16
Expired	(861,500)	$1.60
Balance, December 31, 2011	38,508,401	$0.27

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company's functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of operations and comprehensive loss as they arise.  The Company has issued share purchase warrants (see note 9(a)) whereby the exercise price is denominated in $Cdn.  As a result these share purchase warrants must be accounted for as a liability.  As at December 31, 2011 the Company recorded a warrant liability in the amount of $1,079,253 (December 31, 2010 - $111,458).  The warrants were valued upon issuance (see note 9(a)) and subsequently revalued on December 31, 2011 using a Black-Scholes option pricing model, using the following assumptions: weighted average risk free interest rate of 0.92%, volatility factors of 104% and an expected life of 1.78 years.  An unrealized loss on warrant liability of $379,336 has been recorded on the  consolidated  statements of loss and comprehensive loss for the year ending December 31, 2011.

F -30

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

10.	Income Taxes

(a)	Income tax recovery

The following table shows the components of the current and deferred tax expense.

	December 31,	December 31,
	2011	2010
Loss before recovery of income taxes	$(2,338,100)	$(1,080,200)
Expected income tax recovery	$(619,600)	$(307,900)
Non-deductible amounts	411,600	90,700
Differences in foreign tax rates	197,600	(90,900)
Expiry of tax losses and other	277,000	400,300
Effect of changes in rates on future tax	(42,300)	10,700
Differences in foreign exchange rates	673,700	(370,400)
Change in valuation allowance	(898,000)	267,500

Net deferred income tax assets	$-	$-

(b)	Unrecognized deferred tax assets

Deferred  income  taxes  are  provided  as  a  result  of  temporary  differences  that  arise  due  to  the  differences between  the  income  tax  values  and  the  carrying  amount  of  assets  and  liabilities.  Deferred  income  tax  assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2011	2010

Future Income Tax Assets
Non-capital losses	$26,365,100	$25,236,600
Mineral property interests and research costs representing
excess of tax basis over carrying value	24,990,600	25,726,600
Deductible temporary differences	980,900	999,100
Valuation allowance	(52,336,600)	(51,962,300)

Net deferred income tax liabilities	$-	$-

F -31

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

10.	Income Taxes - continued

(b)Unrecognized deferred tax assets - continued

Expiry				Expiry	Canadian
Date	U.S. Tax			Date	Tax (Cdn)

2012	$966,432			2014	$978,036
2018	419,779	2025	1,169,211	2015	1,719,117
2019	363,828	2026	1,418,934	2026	1,561,613
2020	269,174	2027	1,951,724	2027	1,842,982
2021	154,928	2028	2,480,011	2028	1,164,279
2022	313,643	2029	1,848,103	2029	1,122,703
2023	254,921	2030	2,240,579	2030	724,406
2024	1,633,085	2031	310,277	2031	818,202

			$11,418,839		$9,931,338

F -32

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

11. Related Party Transactions and Balances
	December 31,	December 31,
	2011	2010

Balance receivable from
Quorum Management (a)	$28,531	$124,605

Balances payable to
Directors and officers	$160,965	$247,813

Related party transactions reflected in these  consolidated  financial statements are as follows:

(a)
In the year ended December 31, 2011, $186,109 (2010 - $136,396) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, the Company concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the consolidated statement of loss and comprehensive loss. A distribution of income from Quorum in the twelve months ended December 31, 2011 resulted in a credit to Emgold in the amount of $43,803.

(b)	Consulting fees of $42,634 (2010 – $47,988) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Consulting fees of $Nil (2010 – $20,775) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director.

(d)	Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. Transactions with related parties are recorded at normal commercial terms.

F -33

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

12. Supplementary Cash Flow Information - Non-Cash Transactions

	December 31,	December 31,
	2011	2010

Financing and investing activities
Shares issued for mineral property interests	$-	$7,134
Shares issued for settlement of debt	$-	$73,886
Shares issued for conversion of accrued dividends
on preference shares	$-	$517,151
Warrants issued for conversion of accrued dividends
on preference shares	$-	$479,587
Shares issued on conversion of preference shares	$-	$72,574
Stock-based compensation	$58,978	$102,961
Finders' warrants	$60,964	$287,891

13. Management of Capital

The Company defines capital as its shareholders' equity.  The Company’s objective in managing capital is to maintain adequate levels of funding to support permitting activities in California, maintain corporate and administrative functions necessary to support organizational management oversight, and obtain funding sufficient for advancing the Company’s other interests including the Buckskin Rawhide and Stewart properties.

The Company seeks to manage its capital structure in a manner that provides sufficient funding for operational activities.  Funds are primarily secured through equity capital obtained in private placements.  There can be no assurances that the Company will be able to continue raising capital in this manner.  The Company currently does not use other sources of financing that require fixed payments of interest and principal due to the lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company has in the past invested its capital in short-term investments to obtain adequate returns.  The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds to complete its permitting activities, and will need to rely on equity financing's, or forms of joint venture or other types of financing to continue the permitting process and commence exploration work and to meet its administrative overhead costs for the coming year.  Additional information relating to management of capital is disclosed in note 1.

F -34

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

14. Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

December 31,
2011

Accounts and other receivables
Currently due	$79,225
Past due by 90 days or less not impaired	-
Past due by greater than 90 days not impaired	-

79,225
Cash	965,102

$1,044,327

Substantially all of the Company’s cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. As at December 21, 2011 the Company did not hold any cash equivalents. The Company’s maximum exposure to credit risk as at December 31, 2011, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 13, in normal circumstances.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  Further to this  the Company is committed to spend $Cdn767,750 on Canadian qualifying exploration expenditures by December 31, 2012.  Further information regarding liquidity risk is set out in note 1.

F -35

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

14. Financial Instruments and Risk Management - continued

Liquidity risk - continued

The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at December 31, 2011, are summarized as follows:

December 31,
2011

Accounts payable and accrued liabilities with contractual maturities -
Within 90 days or less	$303,019
Due to related parties with contractual maturities
Within 90 days or less	160,965

$463,984

•     Interest rate risk

The Company has no significant exposure at December 31, 2011, to interest rate risk through its financial instruments.

•     Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  Commodity price risk is remote since the Company is not a producing entity.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company’s marketable securities consist of equity investments in one publicly listed entity.  Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a twelve month period:

(i)	A variance of 100% in the market value of the Company’s marketable securities would affect loss and comprehensive loss by $17,071.

•     Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk of the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

F -36

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

14. Financial Instruments and Risk Management - continued

•     Currency risk - continued

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

December 31,
2011

Canadian dollars
Cash	$876,830
Accounts payable and accrued liabilities	$(165,393)

Based on the above net exposures at December 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $71,144 in the Company’s consolidated statement of loss and comprehensive loss.

15.	IFRS Transition

As stated under Significant Accounting Policies (note 2), these consolidated financial statements prepared in accordance with IFRS (International Financial Reporting Standards) as issued by the IASB.  The policies set out in the Significant Accounting Policies section have been applied in preparing the consolidated financial statements for the year ended December 31, 2011, the comparative information presented in these consolidated financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS statement of financial position at January 1, 2010 (the Company’s date of transition).

The Company has followed the recommendations in IFRS-1 First-time adoption of IFRS, in preparing its transitional statements.

(a)	IFRS Exemptions and Choices

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemptions in its preparation of an opening IFRS consolidated statement of financial position as at January 1, 2010, the Company’s "Transition Date":

•	To apply IFRS 2 Share based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

•	To apply IFRS 3 Business Combinations prospectively from the Transition Date, therefore not restating business combinations that took place prior to the Transition Date.

F -37

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

15.	IFRS Transition - continued

(a)	IFRS Exemptions and Choices - continued

•
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date.  The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010.  All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 consolidated statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

In preparing its opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the additional notes that accompany the tables.

Mandatory exceptions to retrospective application
Estimates: Hindsight was not used to create or revise estimates and accordingly the estimates previously made by the Company under Canadian GAAP are consistent with their application under IFRS.

(b)	Reconciliation from Canadian GAAP to IFRS

Recognition and measurement differences exist between Canadian GAAP and IFRS in certain areas. To illustrate the effects of these differences, certain financial statements previously reported under Canadian GAAP have been reconciled to the equivalent IFRS statements, and reconciling differences explained.  The adoption of IFRS has had no material impact on the cash flows of the Company, and as such, no reconciliation of prior period cash flow statements has been presented.

F -38

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

15.	IFRS Transition - continued

(b)       Reconciliation from Canadian GAAP to IFRS - continued

    Reconciliation of equity:

		January 1, 2010
	Canadian
	GAAP	Adjustments	IFRS

Assets
Current assets	$32,195	$-	$-
Property and equipment, mineral property
interest and other non-current assets	1,104,174	-	-

Total assets	$1,136,369	$-	$1,136,369

Liabilities
Total current liabilities	$1,912,403	$-	$1,912,403
Long-term finance lease obligations	13,306	-	13,306
Convertible preference shares (i)	727,674	27,266	754,940

Total liabilities	2,653,383	27,266	2,680,649

Shareholders' deficiency
Share capital (i and ii)	38,792,139	99,579	38,891,718
Equity component of convertible
preference shares (i)	90,902	(90,902)	-
Warrants	112,355	-	112,355
Contributed surplus	6,223,649	-	6,223,649
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii)	(46,158,603)	(613,399)	(46,772,002)
	(1,517,014)	(27,266)	(1,544,280)
Total liabilities and shareholders' deficiency	$1,136,369	$-	$1,136,369

F -39

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued

Reconciliation of equity:

	December 31, 2010

	Canadian
	GAAP	Adjustments	IFRS

Assets
Current assets	$1,115,417	$-	$1,115,417
Property and equipment, mineral property
interest and other non-current assets	1,134,018	-	1,134,018

Total assets	$2,249,435	$-	$2,249,435

Liabilities
Total current liabilities	$587,664	$-	$587,664
Long-term finance lease obligations	4,737	-	4,737
Warrant liability (iv)	-	111,458	111,458

Total liabilities	592,401	111,458	703,859

Share capital (i)	41,463,263	27,005	41,490,268
Warrants (iv)	1,362,319	(91,311)	1,271,008
Contributed surplus (i)	6,647,717	(18,328)	6,629,389
Accumulated comprehensive loss (iii)	(577,456)	577,456	-
Deficit (i, ii, iii, iv)	(47,238,809)	(606,280)	(47,845,089)

	1,657,034	(111,458)	1,545,576
Total liabilities and shareholders' equity	$2,249,435	$-	$2,249,435

F -40

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued

Reconciliation of loss and comprehensive loss

December 31,
2010

Loss under Canadian GAAP	$1,080,206
Accretion of debt component of preference
shares (i)	(4,471)
Foreign exchange on debt component of
preference shares (i)	11,005
Change in fair value of warrant liability (iv)	20,147
Gain on preference shares (i)	(33,800)

Loss and comprehensive loss under IFRS	$1,073,087

(i)
The convertible preference shares (note 8) were treated as a compound financial instrument with debt and equity components under Canadian GAAP.  Under IFRS these convertible preference shares are classified as a liability. The change in treatment reflects the IAS 32 requirement that when a derivative financial instrument gives one party a choice over how it is settled (e.g. the issuer or the holder can choose settlement net in cash or by exchanging shares for cash), it is a financial asset or a financial liability unless all of the settlement alternatives would result in it being an equity instrument.

The effects of this transitional change, as at January 1, 2010, resulted in an increase in the convertible preference shares liability of $27,266 (December 31, 2010  - $Nil), a decrease in the equity component of convertible preference shares of $90,902 (December 31, 2010 - $Nil) a decrease of share capital in the amount of $Nil  (December 31, 2010 - decrease of $72,574), a decrease in contributed surplus in the amount of $Nil  (December 31, 2010 - decrease of $18,328) and a decrease in the deficit of $63,636  (March 31, 2010 -$65,951) (December 31, 2010 - $90,902).

The effects of this transitional change, for the year end December 31, 2010, resulted in a reduction of accretion on debt portion of convertible preference shares in the amount of $4,471 an increase in foreign exchange loss of $11,005 and an increase in the gain on settlement of preferred shares of $33,800.
F -41

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

15.	IFRS Transition - continued

(b)	Reconciliation from Canadian GAAP to IFRS - continued

(ii)
Under Canadian GAAP, the Company followed the recommendations of the Emerging Issues Committee (“EIC”) of the CICA with respect to flow-through shares, as outlined in EIC-146.  The application of EIC-146 required the recognition of the foregone tax benefit on the date the Company renounced the tax credits associated with the exploration expenditures, provided there is reasonable assurance that the expenditures will be made.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

As part of the transition to IFRS the Company has adopted a policy to allocate the proceeds between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is recognized for the premium paid by the investors.  The liability is reduced and the reduction of premium liability is recorded in other income on a pro-rata basis based on the corresponding eligible expenditures that have been incurred.

Further, the corresponding reduction of share capital in respect of flow-through share financing as previously recorded under Canadian GAAP is now recorded as an expense in the statement of net loss and comprehensive loss.

The effects of this transitional change resulted in an increase in share capital and deficit of $99,579 as at January 1, 2010 and December 31, 2010.  There was no calculated premium on the December 22, 2010 flow-through financing.

(iii)
Cumulative currency translation adjustment - IFRS 1 does not require a first-time adopter to apply IAS 21, The Effects of Changes in Foreign Exchange Rates, to cumulative currency translation adjustments that existed on the IFRS transition date.  The Company has elected to report only those cumulative currency translation adjustments arising after January 1, 2010.  All currency translation adjustments arising prior to January 1, 2010 are reflected in retained earnings in the January 1, 2010 statement of financial position, and will not be included in the gain or loss on subsequent disposals of foreign operations.

The effects of this transitional change resulted in a decrease in other accumulated comprehensive loss and an increase in deficit of $577,456 as at January 1, 2010 and December 31, 2010.

(iv)
The Company issued certain warrants with Cdn$ dollar exercise prices in connection with private placement financing in fiscal 2010.  These warrants entitle the holder to acquire a fixed number of common shares for a fixed Cdn dollar price per share. In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of income as they arise. The Company has recorded these changes in other gains and losses.  Under Canadian GAAP, these warrants were classified as equity and changes in fair value were not recognized.

F -42

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

16.	Exploration and Evaluation Costs
			Cumulative
			Total of
	Year ended December 31,		December 31,
	2011	2010	2011

Idaho - Maryland Property, California
Exploration cost
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	309,385	316,223	4,697,548
Land lease and taxes	153,954	177,695	1,660,106
Consulting	-	-	209,713
Mine planning	298,995	71,646	4,741,833
Site activities	-	-	1,672,390
Stock-based compensation	13,166	105,093	599,943
Transportation	-	-	128,250

Incurred during the year	775,500	670,657	14,930,404

Buckskin Rawhide Property, Nevada
Exploration cost
Geological and geochemical	26,890	1,275	28,165
Site activities	1,206	3,910	5,116

Incurred during the year	28,096	5,185	33,281

Rozan Gold Property, British Columbia
Exploration costs
Assay and analysis	-	-	11,803
Geological and geochemical	-	1,076	123,388
Drilling	-	-	64,050
Site-activities	-	256	22,044
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	-	(2,529)	(7,322)

Incurred during the year	-	(1,197)	247,038

F -43

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Consolidated Financial Statements December 31, 2011 and 2010 (expressed in United States Dollars)

16. Exploration and Evaluation Costs - continued

Stewart Property, British Columbia
Exploration cost
Assay and analysis	60,555	-	156,712
Drilling	321,087	-	851,143
Geological and geochemical	101,844	431	322,992
Site-activities	9,835	35	31,346
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	10,223	-	56,061
Assistance and recovery	-	(4,620)	(29,692)

Incurred during the year	503,544	(4,154)	1,423,935

Total exploration costs	$1,307,140	$670,491	$16,634,658

17.	Subsequent events

In February 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada.  The PC and RH claims, “Buckskin Rawhide West”, comprise 21 unpatented lode mining claims totalling 420 acres.  Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

This acquisition expands the Company’s Buckskin Rawhide gold-silver property (the Property”) to 73 unpatented mining claims totaling 1,460 acres.  Forty-six of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold.  The Property now consists of two non-contiguous claim blocks; Buckskin Rawhide and Buckskin Rawhide West.

F -44